SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            Western Wind Energy Corp.

                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                     95988Q
                      (CUSIP Number of Class of Securities)


                                  Markus Ziemer
                      Pacific Hydro International Pty Ltd.
                             10/474 Flinders Street
                            Melbourne, Australia 3000
                                 61-3-9615-6450
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                October 24, 2005
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                  Schedule 13D

                                                               CUSIP No.  95988Q
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Pacific Hydro International Pty Ltd.
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group              (a) |_|

                                                                        (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only
--------- ----------------------------------------------------------------------
(4)       Source of Funds WC, BK
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          Victoria, Australia
-------------------- --------- -------------------------------------------------
 Number of Shares    (7)       Sole Voting Power
Beneficially Owned
 by Each Reporting
  Person With
-------------------- --------- -------------------------------------------------
                     (8)       Shared Voting Power
                               12,000,000 (1)
-------------------- --------- -------------------------------------------------
                     (9)       Sole Dispositive Power

-------------------- --------- -------------------------------------------------
                     (10)      Shared Dispositive Power
                               12,000,000 (1)
--------- ----------------------------------------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          12,000,000 (2)
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
           40.7% (3)
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

(1) The 12,000,000 shares represent 6,000,000 common shares and 6,000,000 warrants exercisable into common shares. Pacific Hydro International Pty Ltd. ("PHIPL") is 100% owned by Pacific Hydro Ltd. ("PHL").
(2) PHIPL directly holds the 12,000,000 common shares consisting of 6,000,000 common shares reported, and 6,000,000 warrants exercisable into common shares.
(3) The 40.7% represents the ownership percentage if the 6,000,000 warrants owned by PHIPL were exercised into common shares. The 6,000,000 outstanding common shares currently owned by PHIPL represent 25.5% of the outstanding common shares.

                                  Schedule 13D

                                                               CUSIP No.  95988Q
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person Pacific Hydro Ltd.
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group              (a) |_|

                                                                        (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only
--------- ----------------------------------------------------------------------
(4)       Source of Funds
          OO
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          Victoria, Australia
-------------------- --------- -------------------------------------------------
 Number of Shares    (7)       Sole Voting Power
Beneficially Owned
 by Each Reporting
   Person With
-------------------- --------- -------------------------------------------------
                     (8)       Shared Voting Power
                               12,000,000 (1)
-------------------- --------- -------------------------------------------------
                     (9)       Sole Dispositive Power

-------------------- --------- -------------------------------------------------
                     (10)      Shared Dispositive Power
                               12,000,000 (1)
-------------------- --------- -------------------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          12,000,000 (2)
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          40.7% (3)
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person HC, CO
--------- ----------------------------------------------------------------------

(1) The 12,000,000 shares represent 6,000,000 common shares and 6,000,000 warrants exercisable into common shares. PHIPL is 100% owned by PHL.
(2) PHIPL directly holds the 12,000,000 common shares consisting of 6,000,000 common shares reported, and 6,000,000 warrants exercisable into common shares.
(3) The 40.7% represents the ownership percentage if the 6,000,000 warrants owned by PHIPL were exercised into common shares. The 6,000,000 outstanding common shares currently owned by PHIPL represent 25.5% of the outstanding common shares.

Item 1.       Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to:

     (i) the purchase on October 24, 2005 of 667,667 Units comprising of one common share ("Common Share") and one non-transferable common share purchase warrant ("Warrant");
     (ii) the purchase on January 5, 2006 of 1,000,000 Units; and
     (iii) the purchase on January 21, 2006 of 4,333,333 Units;

in the capital of Western Wind Energy Corp. (the "Issuer" or the "Company"), a British Columbia company, whose principal executive offices are located at 632 Foster Avenue, Coquitlam, British Columbia, V3J 2L7.

Item 2.       Identity and Background

         (a) This statement is filed jointly pursuant to Rule 13d-(1)(k) by:

                  (i) Pacific Hydro International Pty Ltd., a corporation incorporated under the laws of Victoria, Australia ("PHIPL"); and
                  (ii) Pacific Hydro Limited, a corporation incorporated under the laws of Victoria, Australia ("PHL") that, by virtue of its ownership of 100% of the issued and outstanding common shares of PHIPL, may be deemed to beneficially own the Common Shares held by PHIPL.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 1.

     (b) The business address of PHIPL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia. The business address of PHL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia.

     (c) PHIPL's principal business is to act as a holding company for the non-Australian activities of the Pacific Hydro group. PHL's principal business is generating electricity produced from nonpolluting, wind and water.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     Information with respect to the directors and executive officers of PHIPL and PHL is set forth in Annex A to this Statement and is incorporated herein by reference. Unless noted otherwise, each of the directors, executive officers and trustees is a citizen of Australia.

Item 3.   Source and Amount of Funds or Other Consideration

     Working capital of PHIPL and a drawdown on an existing corporate debt facility provided to the PHL group by Bank of Scotland. The subscription price for each Unit purchased was Cdn. $1.50 per Unit for a total consideration of Cdn. $9,000,000.

Item 4.  Purpose of Transaction

     The Common Shares reported by the Reporting Persons were acquired for the purpose of investment.

     The Reporting Persons may in the future seek to acquire, alone or in conjunction with others, additional Common Shares, through open market purchases, negotiated transactions or otherwise. Future purchases will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Shares, the financial condition, results of operations and prospects of the Company and its businesses, the relative attractiveness of alternative business opportunities, and general economic, market and industry conditions, and other factors that the Reporting Persons may consider relevant. In addition, the Reporting Persons may seek at any time to dispose of all or a portion of their Common Shares, through open market transactions, negotiated transactions or otherwise. Future sales will depend on the factors set forth above. There can be no assurance that the Reporting Persons will purchase any additional Common Shares or dispose of any Common Shares.

     On January 27, 2006 PHL and the Company entered into an Alliance Agreement. Under the terms of the Alliance Agreement, the Company will contribute certain of its assets, contracts and people to a joint venture relationship with PHL for future wind farm developments in North America. PHL will have a 51% ownership interest in the joint venture and the Company will have a 49% ownership interest. PHL has the right to nominate two directors to the Company's board of directors.

     Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Act, 12,000,000 Common Shares. The Common Shares owned by the Reporting Persons constitutes approximately 40.7% of the Common Shares outstanding (computed on the basis of 17,491,970 of the actual issued and outstanding Common Shares, as reported in the Company's most recent Interim Financial Statements filed with the Securities and Exchange Commission under cover of Form 6-K on December 30, 2005). The 12,000,000 Common Shares reported in the Statement is comprised of 6,000,000 Common Shares owned outright and 6,000,000 Warrants convertible into Common Shares, for a period of two years, at the exercise price of Cdn. $1.60 per Common Share. The aforementioned Common Shares and Warrants are held directly by PHIPL.

     To the Reporting Persons' knowledge, except as set forth in Annex A to this Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any Common Shares.

     (b)  PHIPL and PHL may be deemed to share voting and dispositive power over
          the  12,000,000   Common  Shares,   which   represents  40.7%  of  the
          outstanding Common Shares.

     (c) The trading dates, numbers of Common Shares acquired and the prices per share for all transactions related to Common Shares by the persons named in Item 2 for the last 60 days are set below:

     (i) PHIPL privately purchased 666,667 Units of the Company on October 24, 2005 comprised of 666,667 Common Shares and 666,667 Warrants at a price of Cdn. $1.50 per Unit. The Warrants are convertible into Common Shares on or before October 24, 2007 at a price of Cdn. $1.60 per share.

     (ii) PHIPL privately purchased 1,000,000 Units of the Company on January 5, 2006 comprised of 1,000,000 Common Shares and 1,000,000 Warrants at a price of Cdn. $1.50 per Unit. The Warrants are convertible into Common Shares on or before January 5, 2008 at a price of Cdn. $1.60 per share.

    (iii) PHIPL privately purchased 4,333,333 Units of the Company on January 31, 2006 comprised of 4,333,333 Common Shares and 4,333,333 Warrants at a price of Cdn. $1.50 per Unit. The Warrants are convertible into Common Shares on or before January 31, 2008 at a price of Cdn. $1.60 per share.

     (d)  Not applicable

     (e)  Not applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company including, but not limited to, transfer or voting of any of the Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1  Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2006

                                  Pacific Hydro International Pty Ltd.


                                  By: /s/ Markus Ziemer
                                  ------------------------------------------
                                  Name:  Markus Ziemer
                                  Title: Company Secretary

                                  Pacific Hydro Limited



                                  By: /s/ Markus Ziemer
                                  ------------------------------------------
                                  Name:  Markus Ziemer
                                  Title: General Manager Corporate Services

                                     ANNEX A

     Unless otherwise indicated, the business address of the directors and executive officers of PHIPL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia and each occupation set forth opposite such person's name refers to employment with PHIPL. Unless otherwise indicated, the business address of the directors and executive officers of PHL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia and each occupation set forth opposite such person's name refers to employment with PHL. To the knowledge of the Reporting Persons, none of their respective directors, executive officers or trustees has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Each of the directors and officers of the Reporting Persons is a citizen of Australia.

 Directors and Executive Officers of PHIPL
 -----------------------------------------

                                                      Number of Common Shares
                       Occupation and                 Beneficially Owned
Name                   Business Address
---------------------- ------------------------------ --------------------------
Robert Grant           Director                                  Nil
Kevin Holmes           Director                                  Nil
Markus Ziemer          Company Secretary                         Nil



 Directors and Executive Officers of PHL
 ---------------------------------------


                                                      Number of Common Shares
                       Occupation and                 Beneficially Owned
Name                   Business Address
---------------------- ------------------------------ --------------------------
Robert Grant           Chief Executive Officer                    Nil
Kevin Holmes           Chief Financial Officer/
                       Chief Operations                           Nil
                       Officer
Markus Ziemer          General Manager, Corporate
                       Services                                   Nil
Bernard Wheelahan      Non Executive Director                     Nil
John McInnes           Non Executive Director                     Nil
Kate Spargo            Non Executive Director                     Nil
Garry Weaven           Non Executive Director                     Nil
Ian Court              Non Executive Director                     Nil
Geoff Coffey           Non Executive Director                     Nil
Damian Moloney         Non Executive Director                     Nil

                                  EXHIBIT INDEX



Exhibit 1         Joint Filing Agreement

                                    EXHIBIT 1


                             Joint Filing Agreement
                             ----------------------

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Western Wind Energy Corp. dated March 24, 2006, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

         Dated:  March 24, 2006



                                 Pacific Hydro International Pty Ltd.


                                 By:  /s/ Markus Ziemer
                                 --------------------------------------------
                                 Name:  Markus Ziemer
                                 Title: Company Secretary

                                 Pacific Hydro Limited



                                 By:  /s/ Markus Ziemer
                                 --------------------------------------------
                                 Name:  Markus Ziemer
                                 Title: General Manager, Corporate Services